As Filed with the Securities and Exchange Commission on November 29, 2005
                                             Registration No. 333 -[___________]
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------
                               MESOBLAST LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------
                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                         |_| immediately upon filing
                           |_| on (Date) at (Time)
             If a separate statement has been filed to register the
                  deposited shares, check the following box.|_|

                                                    CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                                                             Proposed maximum      Proposed maximum     Amount of
                 Title of each class of                    Amount        Aggregate price per unit     aggregate        registration
              Securities to be registered             to be registered             (1)            offering price (1)       fee
-----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         50,000,000                $.05               $2,500,000         $294.25
Depositary Receipts, each American Depositary Share       American
evidencing five ordinary shares of Mesoblast Limited.    Depositary
                                                           Shares
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                    Location in Form of
                                                    American Depositary Receipt
     Item Number and Caption                        Filed Herewith as Prospectus
     -----------------------                        ----------------------------

(1)  Name and address of Depositary                 Introductory Paragraph

(2)  Title of American Depositary Receipts and      Face of American Depositary
     identity of deposited securities               Receipt, top center

     Terms of Deposit:

     (i)     The amount of deposited securities     Face of American Depositary
             represented by one unit of American    Receipt - upper right corner
             Depositary Shares

     (ii)    The procedure for voting, if any,      Paragraphs (15) and (16)
             the deposited securities

     (iii)   The collection and distribution of     Paragraphs (12), (13)
             dividends                              and (15)

     (iv)    The transmission of notices, reports   Paragraphs (11), (15)
             and proxy soliciting material          and (16)

     (v)     The sale or exercise of rights         Paragraph (14)

     (vi)    The deposit or sale of securities      Paragraphs (12) and (17)
             resulting from dividends, splits
             or plans of reorganization

     (vii)   Amendment, extension or termination    Paragraphs (20) and (21)
             of the Deposit Agreement

     (viii)  Rights of holders of receipts to       Paragraph (11)
             inspect the transfer books of the
             Depositary and the list of holders
             of receipts

     (ix)    Restrictions upon the right to         Paragraphs (2), (3), (4),
             deposit or withdraw the                (5), (6) and (8)
             underlying securities

                                                    Location in Form of
                                                    American Depositary Receipt
     Item Number and Caption                        Filed Herewith as Prospectus
     -----------------------                        ----------------------------

     (x)     Limitation upon the liability of       Paragraphs (14) and (18)
             the Depositary

(3)  Fees and Charges                               Paragraph (7)

Item 2.  Available Information


                                                    Location in Form of
                                                    American Depositary Receipt
     Item Number and Caption                        Filed Herewith as Prospectus
     -----------------------                        ----------------------------

     2(a)    Statement that Mesoblast Limited       Paragraph (11)
             furnishes the Commission with
             certain public reports and documents
             required by foreign law or otherwise
             under Rule 12g3-2(b) under the
             Securities Exchange Act of 1934 and
             that such reports and documents can
             be inspected by holders of American
             Depositary Receipts and copied at
             public reference facilities
             maintained by the Commission in
             Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of December _____, 2005, among Mesoblast Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4.  Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of December ___________, 2005, among Mesoblast Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 29, 2005.

                                     By: THE BANK OF NEW YORK,
                                          as Depositary

                                     By: \s\ U. Marianne Erlandsen
                                         ---------------------------------------
                                         Name:  U. Marianne Erlandsen
                                         Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Mesoblast Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Commonwealth of Australia on November 29, 2005.

                                          MESOBLAST LIMITED

                                     By:  \s\ Michael Spooner
                                          --------------------------------------
                                          Name: Michael Spooner
                                          Title: Executive Chairman

      Each of the undersigned hereby constitutes and appoints Kevin Hollingsworth his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all
amendments,   including  post-effective  amendments,  and  supplements  to  this
Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on November 29, 2005.

Name                                         Title
----                                         -----

\s\ Michael Spooner                          Executive Chairman
---------------------------                  (Principal Executive Officer)
Michael Spooner

\s\ Kevin Hollingsworth                      Chief Financial Officer
---------------------------                  (Principal Financial and
Kevin Hollingsworth                          Accounting Officer)

\s\ Professor Silviu Itescu                  Director
---------------------------
Professor Silviu Itescu

\s\ Donal O'Dwyer                            Director
---------------------------
Donal O'Dwyer

\s\ Byron Mc Allister                        Director
---------------------------
Byron Mc Allister

\s\ Donald J. Puglisi                        Authorized Representative
---------------------------                  in the United States
Donald J. Puglisi
Managing Director
Puglisi & Associates

                                INDEX TO EXHIBITS


Exhibit
Number
-------

(1) Form of Deposit Agreement, dated as of December ____, 2005, among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.